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Wicked BOLD

Vegan Foods Brand

3347 Long Prairie Road
Flower Mound, TX 75022
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Wicked BOLD previously received $34,100 of investment through Mainvest.
Profile
Data Room
Updates 21
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.9× for the next $30,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Wicked BOLD is seeking investment to strengthen & expand core business.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Wicked BOLD is offering perks to investors. You earn the most valuable perk available based on your total
You will not also receive the perks of lesser value, unless specified below.

Social Media Shoutout Invest $225 or more to qualify. Unlimited available

Once our fundraise is successfully completed, we will launch a social media THANK YOU and specifically

Custom Chocolate Order Invest $500 or more to qualify. 10 of 10 remaining

By investing at a $500 contribution target, we will make you a customer four pack of chocolate with whate

PRESS
Dallas Is Getting Its First Sober and Vegan Charcuterie Bar

The couple behind vegan chocolate brand Wicked BOLD Chocolates will expand into the first vegan bar in

What's a sober bar? No-alcohol cocktails are on the menu at Flower Mound vegan spot opening in April

For Dallas-area vegan chocolate entrepreneurs Deric and Brooklynn Cahill, one idea led to another. The ov
looking for a...

Flower Mound City Announcements

Wicked BOLD Coming Soon to Flower Mound

Wicked Bold Vegan Kitchen bringing mocktails, plant-based dining to Flower Mound

The owners' signature chocolates will also be sold at the restaurant.

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolate fron
labor and/or slavery are the most prevalent.

FOODIE FRIDAY FEATURE
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A popular VLOG channel featured us in their weekly episode

THE TEAM
Deric Cahill
Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice Pre
company and as a senior consultant advising startups and mid-sized organization as it pertains to their sa

INTENDED USE OF FUNDS

We intend to use this capital to strengthen our core chocolate business and single brick & mortar location
CPG brand we must make strategic investments into our long-term strategy.

Buy ordering a larger run of packaging we can reduce our cost by 50%
Wrapping our company vehicle will deliver a professional look to our deliveries while improving visibility
Annual planning of specialty flavors and ordering collateral well in advance
FORECASTED MILESTONES

We believe in the full year 2022 we can deliver $150,000 of standalone chocolate revenues through a com
strategic ecommerce strategies.

In conversations with Whole Foods
Will begin the search for a strategic marketing hire
Introducing limited and season flavors
Hire an experienced ecommerce firm
BUSINESS MODEL & REPAYMENT COMMITMENT

You can see in our featured data that the existing location is generating a healthy revenue for an intimately
benefit the entire operation and therefore you will benefit from a share revenue repayment.

Already generating revenue
Lots of room for growth
Steady traffic and a growing demand
Updates
NOVEMBER 1ST, 2021
We are at the beginning of our hockey stick

Good afternoon and happy November everyone!

We are still facing a gap to our funding goal but I am hopeful that we will get close to the target we need to
exceptional brand. September to October month over month saw an 11% increase in top-line sales and a 6

This continues to demonstrate that we are investing in the right areas and fine-tuning our approach to this

As we approach the final days & weeks of this campaign, I ask all of our prior & existing supporters to cons
us or potentially increase the investment you've already made.

If you have any questions at all, please feel free to reach out to me directly at Deric@WickedBOLD.com

OCTOBER 11TH, 2021

OCTOBER 4TH, 2021
Investors have doubled down!

Thank you to our newest investors from this past week! We're now to almost $10,000 with about 7 weeks
continue expanding our plant-based concept. We continue to operationalize processes, invest in our peop
streams.

Please email Deric@WickedBOLD.com & Josh@WickedBOLD.com if you'd like to participate in our next in
questions directly to the founding team!

Live Life to the BOLDest,

Deric

SEPTEMBER 21ST, 2021
Thank you to our early investors (and 2nd round investors)

In just a couple of weeks we've already raised $5,200 to continue the expansion of this incredible concept
found ways to reduce our OpEx spend through payroll & Food/Bev costs and are confident that we will co
forward.

Our reviews continue trending in a positive direction and our loyalty program has grown to over 350 indivi

The founders have slowly hired themselves out of the day to day and the restaurant currently operates ab
maintaining our high service & food standards.

As a final reminder, your investment is being doubled for the first $35,000 raised!

Thank you all so much for the support and we'll be checking back in shortly with additional updates.

AUGUST 30TH, 2021
BREAKING NEWS: Wicked Bold 2 Fundraise Kicks-Off!

Wicked Bold Vegan Kitchen has been a huge success to date! We're working with a commercial real estate
and potentially #3 and are looking for a larger, 2nd gen, restaurant space in a higher traffic location. As pr
let you know our Mainvest raise will kickoff TODAY and you're the first to know! If you're interested, be sur
the HUGE 2X multiple we're offering for the first slice (as well as our exciting perks)!

In the coming weeks, we'll be hosting two virtual Investor Offering Presentations and Q&A sessions - If yo
Josh@WickedBold.com to have your space reserved!

Financial Updates: August revenue is trending towards $17,500-$18,000. We reaffirm our previous estimat

followed we decided to make our initial payment sooner than expected! With your support, we were able t
capitalize on some great weeks! From this point onwards, you'll be seeing repayments every quarter.

Financial Updates: June revenue, a partial month for the Wicked Bold Kitchen, was $16,102. We anticipate
with our single location and online chocolate sales.

Operational Updates: As the initial weeks progressed, we optimized our menu by adding new categories li
scheduling for FOH staff and hired all positions for Wicked Bold Kitchen. We also are piloting a program w
sell pre-packaged bowls and meals that are dropped off at their location daily. We're bringing on a fraction
Wicked Bold continue our expansion and take our brand to the next level! Lastly, I wanted to share the fant
on Facebook, 4.5 on Yelp and 4.6 on Google! We're closely monitoring reviews and are quickly responding
compliments.

Investor Perks: I've reached out to all of you to deliver your perks! If you haven't received an email and are
me right away.

Wicked Bold 2?! Wicked Bold Vegan Kitchen has been a huge success to date! We're already working with
identify a location for WB #2! We're looking for a larger space in a higher traffic location and will have mor
reviewing all of our financing options at this time, we're leaning towards another Mainvest raise and would
we'll give you a heads up prior to launching so you'll be able to invest at preferred terms in the coming wee

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates
you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

JULY 11TH, 2021
Wicked BOLD Q2 Closing Update

Investors & those of you just following along - thank you so much for your continued support and I apolog
investor perks. I have been working full-time to open the kitchen for our first 4 weeks and have finally hired
me zoom out of the kitchen a bit and get back to the reigns of our business.

We had a phenomenal opening month and positive feedback continues to flow in. We've also taken severa
our menu & its presentation improve rapidly week over week.

This has been an incredible experience so far and I thank each of you for giving us the opportunity to purs

As always, if you have any questions, please feel free to reach out to me directly at Deric@WickedBOLD.cc

Investor Exclusive

JUNE 4TH, 2021
It's the final countdown!

Thank you to our new investors over the last 24 hours - we wanted to post one more update to share we h

If we can make it to $39,000 we would be able to on-board our inbound marketing agency!!

We now have two of our three final signatures needed to open our doors - today the health inspector gave

Our final signature will come on Tuesday of next week - we had to resolve a few minor things which will be

Here's a quick behind the scenes view of the interior - this weekend is decor set up!

https://youtube.com/shorts/-FIdR4poXmw?feature=share

We also got super lucky to find an amazing staff of people to help us launch our new restaurant! Here's a

Thanks to everyone once more - your support is amazing and will help us ensure this is a success!!!

JUNE 3RD, 2021
Target Exceeded!

Wow - to those of you have already invested, thank you so much. To those of you still considering making
just being on the journey with us. There is about 24 hours left and every single dollar raised truly does hel
this business!

We have a small list of extremely manageable fixes after our final inspections today and can confidently sa
opening of our restaurant! So exciting!

Live Life to the BOLDest!

-Deric

JUNE 1ST, 2021
Nearly finished

You can see by the look on my sons face, Landon, he was STOKED to be up at our restaurant all weekend!

Yesterday we spent almost 13 hours painting our space and finishing the beautification of the bar. We've g
she'll be ready to go!

Today, we will ship out 300 chocolate orders and the final 120 tomorrow!

bag before we left. I'll have to frame this receipt.

On today's agenda is paint, cleaning & table set up.

We've been getting about 10 calls per week asking if we're open yet and we're extremely anxious to get ou
community.

Also, we are just a few days away from our fundraise deadline and are still short about $4,000. If you've be
taking a few minutes to invest today – we will 100% hit our goal and my heart & mental emotions would lov
hah.

As always, if there are any specific questions please don't hesitate to reach out directly via email at Deric@

Live Life to the BOLDest, and have a safe Memorial Day Weekend!

MAY 29TH, 2021
The final contract has left the building!

Updates, updates, updates!

Next week we should have all orders from our TikTok surge completed and sent out into the world! Overall
to our fam and while we did have a few people reach out to cancel their orders due to the delay it was extr
support & understanding as we scaled as a business to meet this demand in an incredible fashion.

To go from fulfilling 20 online orders per month to getting over 1,000 orders shipping out in ~30 days is so
it's a testament to the team work and leadership on this small and growing team.

Yesterday we also completed the bar top at Wicked BOLD Vegan Kitchen. The image below is an applicati
popping up in the Epoxy!

Also, Our final contractor LEFT THE BUILDING yesterday! All major projects are complete and now we've j
finish some painting and get this baby ready for it's grand opening! Next Tuesday & Wednesday we expec
release our Certificate of Occupancy and begin serving our community!

Last, but not least, a tremendous thank you to all of our supporters to this point – we have 6 days left to ra
confident that we will meet this goal and I welcome any messages if I can help answer any questions if you
or potentially exploring investing more with us.

Live Life to the BOLDest,

Deric

If you are an investor thinking about increasing your investment, or have just been watching to this point a please feel free to contact me via email at Deric@WickedBOLD.com and I'd be happy to share any additior decision.

Live Life to the BOLDest,

Deric

MAY 11TH, 2021
Sneak Peak (+ updates)

Yesterday we had our front "chill" room painted - this is the first view when you walk in the front door so w artist (Allie K) to get this done JUST right and it looks SO GOOD.

On the updates front, our plumbers resolved the grease trap issue and we were given the green light from building put back together. Tomorrow the rebar is going in and by this time next week all of our floors will I finishing touches & final approvals by the city!

We've still got about 30% of our minimum raise to go and I'm overwhelmingly confident that we'll make it

Thank you to all of our new investors plus those of you who invested early on. This projects success will ha

MAY 4TH, 2021
What a Week

Hi everyone - it's been a wild week for the Wicked BOLD Fam that all started with returning a car to Enterp viral video.. then yes, that was me. If it doesnt, see the screen shot below and the TWENTY-ONE MILLION just Tik Tok.

This video went viral over the weekend and has resulted in over 800 orders of our chocolate. We need this

For anyone investor watching from the distance, your support would be appreciate to help us close this ro already pledged, thank you so much for your support!

APRIL 27TH, 2021
It's go time!

We've officially crossed the 50% mark of our fundraise and we're also well underway with our plumbing jo

This leg of construction should be wrapped this week and then we move into finishing touches and prepar

Thank you to everyone who has invested with us so far - it's so appreciated!

This is by far the biggest part of the construction work and we went with a very reputable local company t

The plumbing is expected to be completed by early next week and then is on to finish work & grand openi

This entire project has been funded through the owners (Deric & Brooklynn) to this point.

This mainvest raise will help the business maintain a healthy working capital account as we grow through business.

Live Life to the BOLDest,

Deric

APRIL 15TH, 2021
Sign is being installed today!

We had a really good moment today of just celebrating a small milestone - we've been working so hard to see the sign being hoisted today was a good opportunity to celebrate a small win!

Can't wait to open the doors!

APRIL 14TH, 2021
City Approved Permits & Business Update

After some unexpected delays at the city, our permits were approved yesterday and the final stages of wo

Our furniture and appliances have been periodically shipping in and we're entering full-blown grand-openi

On the chocolate side of the house, we received an official commitment to carry Wicked BOLD Chocolate Central Market is the Whole Foods competition leg of H-E-B, a multi-billion dollar grocery chain.

Thank you to those of you who invested in our growing business on our 1st day being live. We're so excite

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Business Vehicle Wrap $5,300
Packaging $2,500
Chocolate Materials $2,500
Payroll Runway $13,200

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $25,000

Maximum Raise $74,000

Amount Invested $0

Investors 0

Investment Round Ends February 11th, 2022

Summary of Terms

Legal Business Name Wicked BOLD LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.9×

Investment Multiple 1.65×

Business's Revenue Share 1.3%–3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabil
position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantee:
a Note is not like that at all. The ability of Wicked BOLD to make the payments you expect, and ultimately t
on a number of factors, including many beyond our control.

Limited Services

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients, mak
customer preferences.

Lack of Accounting Controls

To the extent that the assumed events do not occur, the outcome may vary significantly from the projecte
be no assurance that the actual operating results will correspond to the forecasts provided herein. Additio
established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Wicked BOLD might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. Ther
capital will be available when needed, or that it will be available on terms that are not adverse to your inter
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cea

Changes in Economic Conditions Could Hurt Wicked BOLD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Wicked BOLD's financial performance or ability
Wicked BOLD ceases operations due to the foregoing factors, it can not guarantee that it will be able to re
in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wick
to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Wicked BOLD will be required to provide some information to investors for at least 12 months following the
far more limited than the information that would be required of a publicly-reporting company; and Wicked

Future Investors Might Have Superior Rights

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of financing superior to yours. For example, they might have the right to be paid before you are, to receive larger distril management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Wicked BOLD or management), which is responsible for monitoring Wicked BOLD's con not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wicked BOL your initial expectations.

You Do Have a Downside

Conversely, if Wicked BOLD fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wicked BOLD, and the revenue of Wicked BOLD can altogether) unpredictably, it is impossible to predict how much you will receive and when. And because th your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Wicked BOLD to banks, commercial finance lendei institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Please tell me more about...
Thomas R. New Britain, CT 28 days ago

Any chance of an raise extension?

Reply
Deric C. 26 days ago Wicked BOLD Entrepreneur

Hi Thomas - we are evaluating a few options today and will hopefully be able to make an announcement la
you for your support!

Reply
Shelli G. Leander, TX about 1 month ago

I Love what you are doing with chocolate!

Reply
Deric C. about 1 month ago Wicked BOLD Entrepreneur

Thank you Shelli!!

Reply
Cardesha C. Wakefield, MA 2 months ago

Great products!

Reply
Deric C. about 1 month ago Wicked BOLD Entrepreneur

Thank you so much Cardesha!

Reply
Ricky E. Corinth, TX 2 months ago

Best of luck

Reply
Deric C. 2 months ago Wicked BOLD Entrepreneur

Thank you so much Ricky! Good meeting you tonight

Reply

James R. Yorktown Heights, NY 3 months ago

I love this concept. In your August 31 update, you mention "...estimates between $53,000 and $62,000 in
forecasting year 1 revenues of 1 million. Can you explain the anticipated leap from $240,000 to $1,000,00(

Reply

Deric C. 3 months ago Wicked BOLD Entrepreneur

James – thank you so much for your comment and question. Q3 revenues are based on our existing single
providing our projected annual revenues for locations 2 and 3 that will be covered by this fundraise. We've
one pertaining specifically to real estate strategy and interior capacity requirements that we will scale to tl
answer your question?

Reply

Denise E. Phoenix, AZ 3 months ago

I invested because, these folks are rocking their business & I invest in vegan companies!! Also their choco
closer to try fabulous vegan food!!!

Reply

Deric C. 3 months ago Wicked BOLD Entrepreneur

Denise – thank you so much for your continued belief in what we're building. We'll have to hurry up and br
:)

Reply

Kay T. Flower Mound, TX 6 months ago

Can't wait for the opening! My daughter still wants to apply. Let me know if servers or hosts are needed!

Reply

Trong N. Coppell, TX 6 months ago

To learn more I travel more

Deric C. 6 months ago Wicked BOLD Entrepreneur

Love it! Thank you sir

Reply

Steven G. Cape Coral, FL 6 months ago

Thank you so much Adriana!! We are also looking forward to the WBVK :)

Daniel C. Flower Mound, TX 7 months ago

This is going to be a highly successful business, because of the strong purpose behind it led by the owner
off as a chocolate company has the opportunity to become a larger brand with an umbrella of retail/food p

Deric C. 7 months ago Wicked BOLD Entrepreneur

Much love sir!

Cathy H. Garland, TX 7 months ago

I invested because I want to help small businesses thrive.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Thank you so much Cathy – I know it's a drive from Garland but we hope to see you out when we open!

Cathy H. Garland, TX 7 months ago

I work in Coppell and I have a coworker who is vegan due to a health issue. Thinking of her is what prompt
good luck on your continued success !

Donald P. Wichita Falls, TX 7 months ago

When did it become rude to ask what is going on with an investment? Super glad you had an order surge.
Lack of planning kills start ups. Why I asked. Gonna need to be a big boy if you are going to make it

Deric C. 7 months ago Wicked BOLD Entrepreneur

This is kind of exactly what I'm talking about Don. You're not reaching out to collaborate or be helpful. You
comments. Your final sentence is an oxymoron, picking on someone by telling them to be a big boy. We're
you with an explanation, but you haven't earned one. This will be my final response to you.

Donald P. Wichita Falls, TX 7 months ago

I invested and ordered chocolate. After almost 3 weeks they can't deliver or provide a timeframe. When I i
was canceled and I could cancel my investment. Of course, I cannot cancel. Another business destined to
commitments

Deric C. 7 months ago Wicked BOLD Entrepreneur

Sara R. Mesa, AZ 7 months ago

I invested because I love what you're trying to do! Wish I lived in Texas to come try it out.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Sara – thank you so much for your support. It means so much to us! We hope you get to visit us one day :)

Mackenzie G. Hillsboro, MO 7 months ago

Love Wicked BOLD chocolates. I am so excited for Wicked BOLD Kitchen to open. The mission and family as well.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Thank you so much Mackenzie!!!

Joseph S. Cape Coral, FL 7 months ago

Vegan charcuterie is the future!

Deric C. 7 months ago Wicked BOLD Entrepreneur

It's a way of life

Derrick G. Lehigh Acres, FL 7 months ago

It's Spelled "Derrick"

Deric C. 7 months ago Wicked BOLD Entrepreneur

When Wicked BOLD becomes the #1 better for you brand we will create an employee holiday called "Derri

Kay T. Flower Mound, TX 7 months ago

Excited to be a part of this new venture in our town.

Deric C. 7 months ago Wicked BOLD Entrepreneur

Thank you so much Kay!!

Austin W. Gainesville, VA 8 months ago

Go BOLD!!!

Deric C. 8 months ago Wicked BOLD Entrepreneur

The only way!!! Thanks so much for the support.

William G. Maspeth, NY 8 months ago

I invested because I believe in the brand Brooklynn Ophelia Landon & Deric are building with WickedBOLD
combined with the retail space will enable WickedBOLD to attack both the high-margin DTC chocolate ma
brand. WickedBOLD is the next big consumer brand and the only thing is I wish I could snag some equity a

Deric C. 8 months ago Wicked BOLD Entrepreneur

Thanks Will! We're all in on Wicked BOLD and your support is super helpful! Can't wait to open the doors a
future we'll open an equity round!

Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should struct
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SE
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo
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